SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

42805T105
(CUSIP Number)

Andrew Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
High River Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
7,760,002 (includes Shares underlying call options. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
7,760,002 (includes Shares underlying call options. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,760,002 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Hopper Investments LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
7,760,002 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
7,760,002 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,760,002 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Barberry Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
7,760,002 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
7,760,002 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,760,002 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
12,602,500 (includes Shares underlying call options. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
12,602,500 (includes Shares underlying call options. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,602,500 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.75%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Offshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
12,602,500 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
12,602,500 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,602,500 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.75%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Partners LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
18,437,498 (includes Shares underlying call options. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
18,437,498 (includes Shares underlying call options. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,437,498 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          4.03%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Onshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
18,437,498 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
18,437,498 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,437,498 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.03%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Capital LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
IPH GP LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 42805T105

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
31,039,998 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
31,039,998 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,039,998 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.78%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 42805T105

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
38,800,000 (includes Shares underlying call options. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
38,800,000 (includes Shares underlying call options. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,800,000 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.48%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the shares of Common Stock, Par Value $0.01 ("Shares"), issued by Hertz Global Holdings, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 999 Vanderbilt Beach Road, 3rd Floor, Naples, Florida 34108.

Item 2.  Identity and Background

The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 88.2% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 38,800,000 Shares (including Shares underlying call options). The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $470.5 million (including commissions and premiums for options to purchase Shares). The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares was obtained through margin borrowing.

Item 4.  Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued. The Reporting Persons intend to have discussions with representatives of the Issuer's management and board of directors relating to shareholder value, accounting issues, operational failures, underperformance relative to its peers and the Reporting Persons' lack of confidence in management.  The Reporting Persons may also seek shareholder board representation if appropriate.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 38,800,000 Shares (including Shares underlying call options), representing approximately 8.48% of the Issuer's outstanding Shares (based upon 457,810,116 Shares outstanding, which is based upon (i) the 447,693,207 Shares stated to be outstanding as of March 21, 2014 by the Issuer in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2014 plus (ii) the 10,116,909 Shares issued by the Issuer between May 16, 2014 and May 29, 2014 as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2014).

(b) High River has sole voting power and sole dispositive power with regard to 7,760,002 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 12,602,500 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 18,437,498 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	06/23/2014	80,869.00 (1)	10.91 (2)
High River Limited Partnership	06/24/2014	113,946.00 (1)	10.86 (2)
High River Limited Partnership	06/25/2014	223,159.00 (1)	10.46 (2)
High River Limited Partnership	06/26/2014	123,321.00 (1)	10.48 (2)
High River Limited Partnership	06/27/2014	83,652.00 (1)	10.53 (2)
High River Limited Partnership	06/30/2014	165,172.00 (1)	10.59 (2)
High River Limited Partnership	07/01/2014	20,462.00 (1)	10.97 (2)
High River Limited Partnership	07/07/2014	29,646.00 (1)	10.98 (2)
High River Limited Partnership	07/08/2014	94,727.00 (1)	10.81 (2)
High River Limited Partnership	07/09/2014	45,623.00 (1)	10.87 (2)
High River Limited Partnership	07/10/2014	29,020.00 (1)	10.92 (2)
High River Limited Partnership	07/11/2014	3,620.00 (1)	10.95 (2)
High River Limited Partnership	07/17/2014	26,612.00 (1)	10.98 (2)
High River Limited Partnership	07/18/2014	140.00 (1)	11.01 (2)
High River Limited Partnership	07/21/2014	28,764.00 (1)	10.97 (2)
High River Limited Partnership	07/24/2014	24,539.00 (1)	10.99 (2)
High River Limited Partnership	07/25/2014	75,273.00 (1)	10.97 (2)
High River Limited Partnership	07/28/2014	57,623.00 (1)	10.80 (2)
High River Limited Partnership	07/29/2014	100,000.00 (1)	10.86 (2)
High River Limited Partnership	07/30/2014	19,632.00 (1)	10.97 (2)
High River Limited Partnership	07/31/2014	199,311.00 (1)	10.75 (2)
High River Limited Partnership	08/01/2014	176,848.00 (1)	10.41 (2)
High River Limited Partnership	08/04/2014	128,862.00 (1)	10.40 (2)
High River Limited Partnership	08/05/2014	139,186.00 (1)	10.58 (2)
High River Limited Partnership	08/06/2014	580,000.00 (1)	9.96 (2)
High River Limited Partnership	08/12/2014	446,047.00 (1)	11.04 (2)
High River Limited Partnership	08/13/2014	114,716.00 (1)	11.44 (2)
High River Limited Partnership	08/14/2014	404,254.00 (1)	11.94 (2)
High River Limited Partnership	08/15/2014	30,000.00 (1)	11.93 (2)
High River Limited Partnership	08/15/2014	321,930.00 (1)	12.00 (2)
High River Limited Partnership	08/18/2014	302,270.00 (1)	13.46 (2)
High River Limited Partnership	08/19/2014	249,166.00 (1)	13.98 (2)
High River Limited Partnership	08/20/2014	1,338,154.00 (1)	10.50 (2)

Icahn Partners LP	06/23/2014	192,026.00 (1)	10.91 (2)
Icahn Partners LP	06/24/2014	270,566.00 (1)	10.86 (2)
Icahn Partners LP	06/25/2014	529,896.00 (1)	10.46 (2)
Icahn Partners LP	06/26/2014	292,830.00 (1)	10.48 (2)
Icahn Partners LP	06/27/2014	198,632.00 (1)	10.53 (2)
Icahn Partners LP	06/30/2014	392,204.00 (1)	10.59 (2)
Icahn Partners LP	07/01/2014	51,717.00 (1)	10.97 (2)
Icahn Partners LP	07/07/2014	70,428.00 (1)	10.98 (2)
Icahn Partners LP	07/08/2014	225,036.00 (1)	10.81 (2)
Icahn Partners LP	07/09/2014	108,384.00 (1)	10.87 (2)
Icahn Partners LP	07/10/2014	68,941.00 (1)	10.92 (2)
Icahn Partners LP	07/11/2014	8,611.00 (1)	10.95 (2)
Icahn Partners LP	07/17/2014	63,221.00 (1)	10.98 (2)
Icahn Partners LP	07/18/2014	332.00 (1)	11.01 (2)
Icahn Partners LP	07/21/2014	68,335.00 (1)	10.97 (2)
Icahn Partners LP	07/24/2014	58,295.00 (1)	10.99 (2)
Icahn Partners LP	07/25/2014	178,823.00 (1)	10.97 (2)
Icahn Partners LP	07/28/2014	136,891.00 (1)	10.80 (2)
Icahn Partners LP	07/29/2014	237,565.00 (1)	10.86 (2)
Icahn Partners LP	07/30/2014	46,638.00 (1)	10.97 (2)
Icahn Partners LP	07/31/2014	473,490.00 (1)	10.75 (2)
Icahn Partners LP	08/01/2014	421,320.00 (1)	10.41 (2)
Icahn Partners LP	08/04/2014	306,172.00 (1)	10.40 (2)
Icahn Partners LP	08/05/2014	330,701.00 (1)	10.58 (2)
Icahn Partners LP	08/06/2014	1,378,060.00 (1)	9.96 (2)
Icahn Partners LP	08/12/2014	1,059,792.00 (1)	11.04 (2)
Icahn Partners LP	08/13/2014	272,561.00 (1)	11.44 (2)
Icahn Partners LP	08/14/2014	960,493.00 (1)	11.94 (2)
Icahn Partners LP	08/15/2014	71,280.00 (1)	11.93 (2)
Icahn Partners LP	08/15/2014	764,894.00 (1)	12.00 (2)
Icahn Partners LP	08/18/2014	718,182.00 (1)	13.46 (2)
Icahn Partners LP	08/19/2014	592,011.00 (1)	13.98 (2)
Icahn Partners LP	08/20/2014	3,179,407.00 (1)	10.50 (2)

Icahn Partners Master Fund LP	06/23/2014	131,452.00 (1)	10.91 (2)
Icahn Partners Master Fund LP	06/24/2014	185,218.00 (1)	10.86 (2)
Icahn Partners Master Fund LP	06/25/2014	362,739.00 (1)	10.46 (2)
Icahn Partners Master Fund LP	06/26/2014	200,456.00 (1)	10.48 (2)
Icahn Partners Master Fund LP	06/27/2014	135,975.00 (1)	10.53 (2)
Icahn Partners Master Fund LP	06/30/2014	268,483.00 (1)	10.59 (2)
Icahn Partners Master Fund LP	07/01/2014	30,130.00 (1)	10.97 (2)
Icahn Partners Master Fund LP	07/07/2014	48,156.00 (1)	10.98 (2)
Icahn Partners Master Fund LP	07/08/2014	153,871.00 (1)	10.81 (2)
Icahn Partners Master Fund LP	07/09/2014	74,107.00 (1)	10.87 (2)
Icahn Partners Master Fund LP	07/10/2014	47,139.00 (1)	10.92 (2)
Icahn Partners Master Fund LP	07/11/2014	5,869.00 (1)	10.95 (2)
Icahn Partners Master Fund LP	07/17/2014	43,229.00 (1)	10.98 (2)
Icahn Partners Master Fund LP	07/18/2014	228.00 (1)	11.01 (2)
Icahn Partners Master Fund LP	07/21/2014	46,723.00 (1)	10.97 (2)
Icahn Partners Master Fund LP	07/24/2014	39,860.00 (1)	10.99 (2)
Icahn Partners Master Fund LP	07/25/2014	122,269.00 (1)	10.97 (2)
Icahn Partners Master Fund LP	07/28/2014	93,602.00 (1)	10.80 (2)
Icahn Partners Master Fund LP	07/29/2014	162,435.00 (1)	10.86 (2)
Icahn Partners Master Fund LP	07/30/2014	31,888.00 (1)	10.97 (2)
Icahn Partners Master Fund LP	07/31/2014	323,752.00 (1)	10.75 (2)
Icahn Partners Master Fund LP	08/01/2014	286,070.00 (1)	10.41 (2)
Icahn Partners Master Fund LP	08/04/2014	209,275.00 (1)	10.40 (2)
Icahn Partners Master Fund LP	08/05/2014	226,042.00 (1)	10.58 (2)
Icahn Partners Master Fund LP	08/06/2014	941,940.00 (1)	9.96 (2)
Icahn Partners Master Fund LP	08/12/2014	724,395.00 (1)	11.04 (2)
Icahn Partners Master Fund LP	08/13/2014	186,302.00 (1)	11.44 (2)
Icahn Partners Master Fund LP	08/14/2014	656,522.00 (1)	11.94 (2)
Icahn Partners Master Fund LP	08/15/2014	48,720.00 (1)	11.93 (2)
Icahn Partners Master Fund LP	08/15/2014	522,826.00 (1)	12.00 (2)
Icahn Partners Master Fund LP	08/18/2014	490,896.00 (1)	13.46 (2)
Icahn Partners Master Fund LP	08/19/2014	404,653.00 (1)	13.98 (2)
Icahn Partners Master Fund LP	08/20/2014	2,173,207.00 (1)	10.50 (2)

(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on June 17, 2016.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $17.50, subject to adjustment to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options

The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 35,978,553 Shares, which expire on June 17, 2016.

The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options

The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 35,978,553 Shares, which expire on the earlier of June 17, 2016 or the date on which the corresponding American-style call option described above under "Call Options" in this Item 6 is exercised.

The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

        1            Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2014

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Hertz Global Holdings, Inc.]

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Hertz Global Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of August, 2014.

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Hertz Global Holdings, Inc.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP
Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN PARTNERS LP
Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN CAPITAL LP
Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Keith Cozza	Chief Operating Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
Daniel A. Ninivaggi	Director
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director; Chief Executive Officer
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP
Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC
Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory

BARBERRY CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Jordan Bleznick	Vice President/Taxes
Vincent J. Intrieri	Vice President; Authorized Signatory
Irene March	Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer